Exhibit 99.1

Assured Guaranty Corp.

Consolidated Financial Statements

December 31, 2005, 2004 and 2003

Assured Guaranty Corp.

Index to Financial Statements
December 31, 2005, 2004 and 2003

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Consolidated Balance Sheets	2

Consolidated Statements of Operations and Comprehensive Income	3

Consolidated Statements of Shareholder’s Equity	4

Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6–32

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Assured Guaranty Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of Assured Guaranty Corp. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York

March 1, 2006

Assured Guaranty Corp.

Consolidated Balance Sheets

(in thousands of U.S. dollars, except per share and share amounts)

	As of December 31,
	2005	2004
Assets
Fixed maturity securities, at fair value (amortized cost: $1,011,999 in 2005 and $1,108,149 in 2004)	$1,047,577	$1,172,355
Short-term investments, at cost which approximates fair value	58,864	66,057
Total investments	1,106,441	1,238,412
Cash and cash equivalents	951	2,766
Accrued investment income	13,659	14,547
Deferred acquisition costs	73,805	140,335
Prepaid reinsurance premiums	27,283	49,653
Reinsurance recoverable on ceded losses	11,410	36,379
Premiums receivable	23,694	48,868
Goodwill	85,417	85,417
Unrealized gains on derivative financial instruments	28,814	29,445
Other assets	23,282	10,683

Total assets	$1,394,756	$1,656,505

Liabilities and shareholder’s equity
Liabilities
Unearned premium reserves	$196,435	$369,320
Reserves for losses and loss adjustment expenses	63,491	118,403
Profit commissions payable	4,237	4,181
Reinsurance balances payable	1,104	64,929
Deferred income taxes	34,673	58,255
Current income taxes	4,497	—
Funds held by Company under reinsurance contracts	3,256	5,829
Other liabilities	33,631	28,108

Total liabilities	341,324	649,025
Commitments and contingencies
Shareholder’s equity
Preferred stock ($1,000 liquidation preference, 200,004 shares authorized; none issued and outstanding in 2005 and 2004)	—	—
Common stock ($720.00 par value, 200,000 shares authorized; 20,834 issued and outstanding in 2005 and 2004)	15,000	15,000
Additional paid-in capital	380,006	386,403
Unearned stock grant compensation	(6,446)	(5,845)
Retained earnings	635,849	569,222
Accumulated other comprehensive income	29,023	42,700

Total shareholder’s equity	1,053,432	1,007,480

Total liabilities and shareholder’s equity	$1,394,756	$1,656,505

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Consolidated Statements of Operations and Comprehensive Income

(in thousands of U.S. dollars)

	For the Years Ended December 31,
	2005	2004	2003
Revenues
Gross written premiums	$108,201	$168,678	$219,923
Ceded premiums	(15,681)	(108,773)	36,623
Net written premiums	92,520	59,905	256,546
Decrease (increase) in net unearned premium reserves	11,636	62,106	(81,148)

Net earned premiums	104,156	122,011	175,398
Net investment income	51,283	52,068	47,156
Net realized investment gains	733	973	2,092
Unrealized (losses) gains on derivative financial instruments	(631)	47,927	48,541
Other income	—	249	1,340

Total revenues	155,541	223,228	274,527

Expenses
Loss and loss adjustment expenses	(1,374)	403	55,054
Profit commission expense	715	972	1,652
Acquisition costs	27,082	34,306	46,567
Other operating expenses	32,686	41,287	23,476
Other expense	3,731	1,645	—

Total expenses	62,840	78,613	126,749

Income before provision for income taxes	92,701	144,615	147,778
Provision for income taxes
Current	19,096	17,293	19,985
Deferred	2,665	26,164	22,618

Total provision for income taxes	21,761	43,457	42,603

Net income	70,940	101,158	105,175
Other comprehensive income, net of taxes
Unrealized holding (losses) gains on fixed maturity securities arising during the year	(13,201)	(1,952)	4,601
Reclassification adjustment for realized gains included in net income	(476)	(632)	(1,360)
Change in net unrealized gains on fixed maturity securities	(13,677)	(2,584)	3,241

Comprehensive income	$57,263	$98,574	$108,416

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Consolidated Statements of Shareholder’s Equity

For the years December 31, 2005, 2004 and 2003

(in thousands of U.S. dollars)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Unearned Stock Grant Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder’s Equity
Balance, January 1, 2003	$—	$15,000	$345,561	$(2,056)	$372,889	$42,043	$773,437
Net income	—	—	—	—	105,175	—	105,175
Dividends	—	—	—	—	(10,000)	—	(10,000)
Tax benefit for options exercised	—	—	5,670	—	—	—	5,670
Unrealized gain on fixed maturity securities, net of tax of $1,745	—	—	—	—	—	3,241	3,241
Unearned stock grant compensation, net	—	—	—	(793)	—	—	(793)

Balance, December 31, 2003	$—	$15,000	$351,231	$(2,849)	$468,064	$45,284	$876,730

Net income	—	—	—	—	101,158	—	101,158
Capital contribution	—	—	1,618	—	—	—	1,618
Tax basis step-up adjustment	—	—	28,124	—	—	—	28,124
Tax benefit for options exercised	—	—	5,430	—	—	—	5,430
Unrealized loss on fixed maturity securities, net of tax of $(1,701)	—	—	—	—	—	(2,584)	(2,584)
Unearned stock grant compensation, net	—	—	—	(2,996)	—	—	(2,996)

Balance, December 31, 2004	$—	$15,000	$386,403	$(5,845)	$569,222	$42,700	$1,007,480

Net income	—	—	—	—	70,940	—	70,940
Dividends	—	—	—	—	(4,313)	—	(4,313)
Tax benefit for options exercised	—	—	4,064	—	—	—	4,064
Transaction with subsidiary under common control	—	—	(10,461)	—	—	—	(10,461)
Unrealized loss on fixed maturity securities, net of tax of $(6,734)	—	—	—	—	—	(13,677)	(13,677)
Unearned stock grant compensation, net	—	—	—	(601)	—	—	(601)

Balance, December 31, 2005	$—	$15,000	$380,006	$(6,446)	$635,849	$29,023	$1,053,432

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	For the Years Ended December 31,
	2005	2004	2003
Operating activities
Net income	$70,940	$101,158	$105,175
Adjustments to reconcile net income to net cash flows (used in) provided by operating activities:
Non-cash operating expenses	3,363	5,121	2,768
Net amortization of premium on fixed maturity securities	5,387	6,495	6,682
Goodwill impairment	—	1,645	—
Provision for deferred income taxes	2,665	26,164	22,618
Net realized investment gains	(733)	(973)	(2,092)
Change in unrealized losses (gains) on derivative financial instruments	631	(47,927)	(48,541)
Change in deferred acquisition costs	5,734	6,591	(11,042)
Change in accrued investment income	888	(516)	(1,893)
Change in premiums receivable	25,174	(17,344)	557
Change in prepaid reinsurance premiums	22,370	(42,399)	44,672
Change in unearned premium reserves	(72,603)	(19,707)	36,476
Change in reserves for losses and loss adjustment expenses, net	(72,724)	(24,228)	45,022
Change in profit commissions payable	56	174	696
Change in funds held by Company under reinsurance contracts	(2,573)	774	—
Change in current income taxes	(9,935)	(969)	(2,128)
Other	15,227	57,805	(8,241)
Net cash flows (used in) provided by operating activities	(6,133)	51,864	190,729

Investing activities
Fixed maturity securities:
Purchases	(349,778)	(202,678)	(408,660)
Sales	345,757	138,594	240,401
Maturities	5,675	7,457	3,000
Sales (purchases) of short-term investments, net	7,193	(10,979)	(2,694)
Net cash flows provided by (used in) investing activities	8,847	(67,606)	(167,953)

Financing activities
Dividends paid	(4,313)	—	(10,000)
Net cash flows used in financing activities	(4,313)	—	(10,000)

Effect of exchange rate changes	(216)	499	2,152

(Decrease) increase in cash and cash equivalents	(1,815)	(15,243)	14,928
Cash and cash equivalents at beginning of year	2,766	18,009	3,081

Cash and cash equivalents at end of year	$951	$2,766	$18,009

Supplementary cash flow information
Income taxes paid	$24,559	$18,257	$16,443
Non-cash investing activities: FSA Transaction	$99,967	$—	$—
Non-cash financing activities: Section 338(h)(10) tax election	$—	$28,124	$—

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

1.                            Organization and Business

Assured Guaranty Corp. (the “Company”) is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and nonmunicipal reinsurance and credit default swap (“CDS”) transactions. As of December 31, 2003, the Company was an indirect wholly-owned subsidiary of ACE Limited (“ACE”), a holding company incorporated with limited liability under Cayman Islands Companies Law. However, on April 28, 2004, subsidiaries of ACE completed an initial public offering (“IPO”) of 49,000,000 of their 75,000,000 common shares of their wholly-owned subsidiary and parent of the Company, Assured Guaranty Ltd. (“Assured Guaranty”). Assured Guaranty’s common shares are traded on the New York Stock Exchange under the symbol “AGO”. This offering raised approximately $840.1 million in net proceeds, all of which went to the selling shareholders. As a result of the IPO, the Company implemented a new underwriting strategy. As part of this strategy, the Company has exited certain lines of business, including trade credit reinsurance.

The Company has financial strength ratings of AAA, AAA and Aa1 as of December 31, 2005 from Standard & Poor’s Rating Service (“S&P”), Fitch Ratings, and Moody’s Investor Services, Inc., respectively, and is licensed in 48 jurisdictions. The Company owns 100% of Assured Value Insurance Company (“AVIC”) (formerly Assured Guaranty Risk Assurance Company), a Maryland domiciled company and Assured Guaranty (UK) Ltd. (“AG (UK)”), a company organized under the laws of the United Kingdom.

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities. A loss event occurs upon existing or anticipated credit deterioration, while a payment under a policy occurs when the insured obligation defaults. This requires the Company to pay the required principal and interest when due in accordance with the underlying contract. The principal types of obligations covered by the Company’s financial guaranty direct and financial guaranty assumed reinsurance businesses are structured finance obligations and public finance obligations. Because both businesses involve similar risks, the Company analyzes and monitors its financial guaranty direct portfolio and its financial guaranty reinsurance portfolio on a coordinated basis.

The Company’s financial results include three principal business segments: financial guaranty direct, financial guaranty reinsurance and other. These segments are further discussed in Note 19.

2.                            Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, AVIC and AG (UK), after elimination of inter-company accounts and transactions. Certain items in the prior years’ consolidated financial statements have been reclassified to conform to the current year presentation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Premium Revenue Recognition

Premiums are received either upfront or in installments. Upfront premiums are earned in proportion to the expiration of the amount at risk. Each installment premium is earned ratably over its installment period, generally one year or less. For insured bonds for which the par value outstanding is declining during the insurance period, upfront premium earnings are greater in the earlier periods thus matching revenue recognition with the underlying risk. The premiums are allocated in accordance with the principal amortization schedule of the related bond issue and are earned ratably over the amortization period. When an insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining unearned premium reserves are earned at that time. Unearned premium reserves represent the portion of premiums written that is applicable to the unexpired amount at risk of insured bonds.

Due to the customary lag (ranging from 30 to 90 days) in reporting premium data by some of the ceding companies, the Company must estimate the ultimate written and earned premiums to be received from a ceding company as of each balance sheet date for the reinsurance business. Actual written premiums reported in the consolidated statements of operations and comprehensive income are based upon reports received by ceding companies supplemented by the Company’s own estimates of premium for which ceding company reports have not yet been received. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined.

Investments

The Company accounts for its investments in fixed maturity securities in accordance with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”). Management determines the appropriate classification of securities at the time of purchase. As of December 31, 2005 and 2004, all investments in fixed maturity securities were designated as available-for-sale and are carried at fair value with a corresponding adjustment to accumulated other comprehensive income. The fair values of all investments are calculated from independent market quotations.

The amortized cost of fixed maturity securities is adjusted for amortization of premiums and accretion of discount computed using the effective interest method. That amortization or accretion is included in net investment income. For mortgage-backed securities, and any other holdings for which there is prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any necessary adjustments required due to the resulting change in effective yields and maturities are recognized in current income.

Realized gains and losses on sales of investments are determined using the specific identification method. Unrealized gains and losses on investments, net of applicable deferred income taxes, are included in accumulated other comprehensive income in shareholder’s equity. The Company has a formal review process for all securities in its investment portfolio, including a review for impairment losses. Factors considered when assessing impairment include:

•                  a decline in the market value of a security by 20% or more below amortized cost for a continuous period of at least six months;

•                  a decline in the market value of a security for a continuous period of 12 months;

•                  recent credit downgrades of the applicable security or the issuer by rating agencies;

•                  the financial condition of the applicable issuer;

•                  whether scheduled interest payments are past due; and

•                  whether the Company has the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value.

If the Company believes a decline in the value of a particular investment is temporary, the decline is recorded as an unrealized loss on the balance sheet in accumulated other comprehensive income in shareholder’s equity. If the Company believes the decline is “other than temporary,” the Company will write down the carrying value of the investment and record a realized loss in the statement of operations. The assessment of a decline in value includes management’s current assessment of the factors noted above. The Company also seeks advice from its outside investment managers. If the Company’s assessment changes in the future, the Company may ultimately record a loss after having originally concluded that the decline in value was temporary.

Short-term investments are recorded at cost, which approximates fair value. Short-term investments are those with original maturities of greater than three months but less than one year from date of purchase.

Cash and Cash Equivalents

The Company classifies demand deposits as cash. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

Deferred Acquisition Costs

Acquisition costs incurred, other than those associated with credit derivative products, that vary with and are directly related to the production of new business are deferred and amortized in relation to net earned premiums. These costs include direct and indirect expenses such as commissions, brokerage expenses and costs of underwriting and marketing personnel. The Company’s management uses judgment in determining what types of costs should be deferred, as well as what percentage of these costs should be deferred. The Company periodically conducts a study to determine which operating costs vary with, and are directly related to, the acquisition of new business and therefore qualify for deferral. Ceding commissions received on premiums ceded to other reinsurers reduce acquisition costs. Anticipated losses, loss adjustment expenses and the remaining costs of servicing the insured or reinsured business are considered in determining the recoverability of acquisition costs. Acquisition costs associated with credit derivative products are expensed as incurred. When an insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow as discussed above in the Premium Revenue Recognition section, the related deferred acquisition cost is expensed at that time.

Reserves for Losses and Loss Adjustment Expenses

Reserves for losses and loss adjustment expenses for non-derivative transactions in the Company’s financial guaranty direct and financial guaranty assumed reinsurance business include case reserves and portfolio reserves. See the Note 4. Derivatives, for more information on the Company’s derivative transactions. Case reserves are established when there is significant credit deterioration on specific insured obligations and the obligations are in default or default is probable, not necessarily upon non-payment of principal or interest by an insured. Case reserves represent the present value of expected future loss payments and loss adjustment expenses (“LAE”), net of estimated recoveries, but before considering ceded reinsurance. This reserving method is different from case reserves established by traditional property and casualty insurance companies, which establish case reserves upon notification of a claim and establish incurred but not reported (“IBNR”) reserves for the difference between actuarially estimated ultimate losses and recorded case reserves. Financial guaranty insurance and assumed reinsurance case reserves and related salvage and subrogation, if any, are discounted at 6%, which is the approximate taxable equivalent yield on the Company’s investment portfolio in all periods presented.

The Company records portfolio reserves in its financial guaranty direct and financial guaranty assumed reinsurance business. Portfolio reserves are established with respect to the portion of the Company’s business for which case reserves have not been established.

Portfolio reserves are not established based on a specific event, rather they are calculated by aggregating the portfolio reserve calculated for each individual transaction. Individual transaction reserves are calculated on a quarterly basis by multiplying the par in-force by the product of the ultimate loss and earning factors without regard to discounting. The ultimate loss factor is defined as the frequency of loss multiplied by the severity of loss, where the frequency is defined as the probability of default for each individual issue. The earning factor is inception to date earned premium divided by the estimated ultimate written premium for each transaction. The probability of default is estimated from historical rating agency data and is based on the transaction’s credit rating, industry sector and time until maturity. The severity is defined as the complement of historical recovery/salvage rates gathered by the rating agencies of defaulting issues and is based on the industry sector.

Portfolio reserves are recorded gross of reinsurance. To date the Company’s reinsurance programs have been made up of excess of loss contracts. The Company has not ceded any amounts under these contracts, as the Company’s recorded portfolio reserves have not exceeded its contractual retentions.

The Company records an incurred loss that is reflected in the statement of operations upon the establishment of portfolio reserves. When the Company records a case reserve, the Company reclassifies the corresponding portfolio reserve already recorded for that credit within the balance sheet. The difference between the recorded case reserve and the reclassified portfolio reserve is recorded as a charge in the Company’s statement of operations. It would be a remote occurrence when the case reserve is not greater than the reclassified portfolio reserve. Any subsequent change in portfolio reserves or case reserves are recorded quarterly as a charge or credit in the Company’s statement of operations in the period such estimates change. Due to the inherent uncertainties of estimating loss and LAE reserves, actual experience may differ from the estimates reflected in the Company’s consolidated financial statements, and the differences may be material.

The Company also records IBNR reserves for its other segment. IBNR is an estimate of losses for which the insured event has occurred but the claim has not yet been reported to us. In establishing IBNR, the Company uses traditional actuarial methods to estimate the reporting lag of such claims based on historical experience, claim reviews and information reported by ceding companies. The other segment represents lines of business the Company has exited or sold prior to the IPO.

FAS No. 60, “Accounting and Reporting by Insurance Enterprises” (“FAS 60”) is the authoritative guidance for an insurance enterprise. FAS 60 prescribes differing reserving methodologies depending on whether a contract fits within its definition of a short-duration contract or a long-duration contract. Financial guaranty contracts have elements of long-duration insurance contracts in that they are irrevocable and extend over a period that may exceed 30 years or more, but for regulatory purposes are reported as property and liability insurance, which are normally considered short-duration contracts. The short-duration and long-duration classifications have different methods of accounting for premium revenue and contract liability recognition. Additionally, the accounting for deferred acquisition costs (“DAC”) could be different under the two methods.

The Company believes the guidance of FAS 60 does not expressly address the distinctive characteristics of financial guaranty insurance, so the Company also applies the analogous guidance of Emerging Issues Task Force (“EITF”) Issue No. 85-20, “Recognition of Fees for Guaranteeing a Loan” (“EITF 85-20”), which provides guidance relating to the recognition of fees for guaranteeing a loan, which has similarities to financial guaranty insurance contracts. Under the guidance in EITF 85-20, the guarantor should assess the probability of loss on an ongoing basis to determine if a liability should be recognized under FAS No. 5, “Accounting for Contingencies” (“FAS 5”). FAS 5 requires that a loss be recognized where it is probable that one or more future events will occur confirming that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

The Company is aware that there are certain differences regarding the measurement of portfolio loss liabilities among companies in the financial guaranty industry.  In January and February 2005, the Securities and Exchange Commission (“SEC”) staff had discussions concerning these differences with a number of industry participants. Based on these discussions, in June 2005, the FASB staff decided additional guidance is necessary regarding financial guaranty contracts. When the FASB staff reaches a conclusion on this issue, which is expected during the first half of 2006, the Company and the rest of the financial guaranty industry may be required to change some aspects of their loss reserving policies, but the Company cannot currently assess how the FASB or SEC staffs’ ultimate resolution of this issue will impact the Company’s reserving policy or other balances, i.e., premiums and DAC.  Until the issue is resolved, the Company intends to continue to apply its existing policy with respect to the establishment of both case and portfolio reserves.

Profit Commissions

Under the terms of certain of the Company’s reinsurance contracts, the Company is obligated to pay the ceding company at predetermined future dates a contingent commission based upon a specified percentage of the net underwriting profits. The Company’s liability for the present value of expected future payments is shown on the balance sheet under the caption, “Profit commissions payable”. There was no unamortized discount on this liability as of December 31, 2005 and 2004.

Reinsurance

In the ordinary course of business, the Company assumes and retrocedes business with other insurance and reinsurance companies. These agreements provide greater diversification of business and may minimize the net potential loss from large risks. Reinsurance contracts do not relieve the Company of its obligation to the reinsured. Reinsurance recoverable on ceded losses includes balances due from reinsurance companies for paid and unpaid losses and LAE that will be recovered from reinsurers, based on contracts in force, and is presented net of any provision for estimated uncollectible reinsurance. Any change in the provision for uncollectible reinsurance is included in loss and loss adjustment expenses. Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers relating to the unexpired terms of the reinsurance contracts in force.

Certain of the Company’s assumed and ceded reinsurance contracts are funds held arrangements. In a funds held arrangement, the ceding company retains the premiums instead of paying them to the reinsurer and losses are offset against these funds in an experience account. Because the reinsurer is not in receipt of the funds, the reinsurer earns interest on the experience account balance at a predetermined credited rate of interest. The Company generally earns interest at fixed rates of between 4% and 6% on its assumed funds held arrangements and generally pays interest at fixed rates of between 4% and 6% on its ceded funds held arrangements. The interest earned or credited on funds held arrangements is included in net investment income. In addition, interest on funds held arrangements will continue to be earned or credited until the experience account is fully depleted, which can extend many years beyond the expiration of the coverage period.

Goodwill

Goodwill of $94.6 million arose from ACE’s acquisition of Capital Re Corporation as of December 31, 1999 and was being amortized over a period of twenty-five years. On January 1, 2002, the Company ceased amortizing goodwill as part of its adoption of FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). Goodwill is evaluated for impairment at least annually in accordance with FAS 142.

The following table details goodwill by segment as of December 31, 2005 and 2004:

	As of December 31,
(in thousands of U.S. dollars)	2005	2004
Financial guaranty direct	$14,748	$14,748
Financial guaranty reinsurance	70,669	70,669
Other	—	—

Total	$85,417	$85,417

In the year ended December 31, 2004 the Company recognized a goodwill impairment of $1.6 million in its other segment for the trade credit business which the Company exited as part of the IPO. This impairment charge is presented in the Company’s consolidated statements of operations and comprehensive income under other expense. No such impairment was recognized in the years ended December 31, 2005 and 2003.

Income Taxes

In accordance with FAS No. 109, “Accounting for Income Taxes”, deferred income taxes are provided for with respect to the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted rates in effect for the year in which the differences are expected to reverse. Such temporary differences relate principally to deferred acquisition costs, reserves for losses and LAE, unearned premium reserves, unrealized gains and losses on investments, unrealized gains and losses on derivative financial instruments and statutory contingency reserve.

Stock Based Compensation

Upon completion of the IPO, any unvested options to purchase ACE ordinary shares granted to the Company’s officers or employees under the ACE employee long-term incentive plans immediately vested and any unvested restricted ACE ordinary shares were forfeited. These officers and employees generally had 90 days from the date of the IPO to exercise any vested options to acquire ACE ordinary shares. The acceleration of vesting of options to purchase ordinary shares resulted in a pre-tax charge to the Company of approximately $1.4 million. Based upon a price of $42.79 per ACE ordinary share, the Company incurred a pre-tax charge of $3.1 million and contributed cash in the same amount to fund a trust, with a trustee, for the value of the restricted ACE ordinary shares forfeited by all of the Company’s officers and employees. These pre-tax charges took place during the second quarter of 2004 and are included in other operating expenses on the consolidated statements of operation and comprehensive income. The trust purchased common shares of Assured Guaranty Ltd. and allocated to each such individual common shares having the approximate value of the ACE ordinary shares forfeited by such individual. Based on Assured Guaranty’s initial public offering price of $18.00 per common share, the trust purchased approximately 173,000 Assured Guaranty Ltd. common shares on behalf of the Company. The common shares were delivered to each individual that was not employed, directly or indirectly, by any designated financial guaranty company on October 28, 2005, the 18-month anniversary of the IPO. (The forfeiture restriction was waived for one former employee of the Company.) The trustees did not have any beneficial interest in the trust. Since completion of the IPO, the Company’s officers and employees are no longer eligible to participate in the ACE long-term incentive plans. In connection with these events, the Company received $2.5 million from ACE, for the book value of unrestricted compensation, which is recorded in unearned stock grant compensation, which is included in shareholder’s equity.

The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. No compensation expense for options is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. Pro forma information regarding net income and earnings per share is required by FAS No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”). Effective January 1, 2006, the Company will begin recognizing compensation expense, using the modified-prospective transition method, for options and its employee stock purchase plan in accordance with FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”). See Note 3. Recent Accounting Pronouncements, for more information.

For restricted stock awards, the Company records the market value of the shares awarded at the time of the grant as unearned stock grant compensation and includes it as a separate component of shareholder’s equity. The unearned stock grant compensation is amortized into income ratably over the vesting period. Upon adoption of FAS 123R, the unearned stock grant compensation will be netted against additional paid-in capital. This change effects presentation only and has no effect on the Company’s financial position or results of operations.

The following table outlines the Company’s net income for the years ended December 31, 2005 and 2004, had the compensation expense been determined in accordance with the fair value method recommended in FAS 123.

(in thousands of U.S. dollars)	2005	2004
Net income as reported	$70,940	$101,158
Add: Stock-based compensation expense due to accelerated vesting of ACE awards included in reported net income, net of income tax	—	3,077
Add: Stock-based compensation expense included in reported net income, net of income tax	1,490	908
Deduct: Compensation expense, net of income tax	(2,676)	(4,707)

Pro forma net income	$69,754	$100,436

Since the Company was an indirect wholly-owned subsidiary of ACE during 2003, management has determined that disclosing amounts related to that period would not be meaningful, as the compensation expense determined under FAS 123 would be based on ACE’s ordinary share price. The amount of stock-based compensation expense included in reported net income, net of income tax, was $0.8 million for the year ended December 31, 2003.

The fair value of options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2005 and 2004:

	2005	2004
Dividend yield	0.7%	0.7%
Expected volatility	20.80%	17.03%
Risk free interest rate	4.1%	4.4%
Expected life	5 years	5 years
Turnover rate	6.0%	6.0%

3.             Recent Accounting Pronouncements

In December 2004, the FASB issued FAS 123R. FAS 123R is effective January 1, 2006 and replaces FAS No.123 and supersedes APB 25. As permitted by FAS 123, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation expense for employee stock options, or Assured Guaranty Ltd.’s employee stock purchase plan. Accordingly, the adoption of FAS 123R’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on its overall financial position. At December 31, 2005, unamortized compensation expense related to outstanding unvested options, as determined in accordance with FAS 123, that the Company expects to record during fiscal 2006 was approximately $0.8 million, before income taxes. The total impact of adoption of FAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted and shares purchased by employees under the employee stock purchase plan in the future. However, had the Company adopted FAS 123R in prior periods, the impact of that standard would have approximated the impact of FAS 123 as described in the disclosure of pro forma net income in Note 2 to the Company’s consolidated financial statements. FAS 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $4.1 million, $5.4 million and $5.7 million in 2005, 2004 and 2003, respectively.

During 2005, FASB Staff Position (“FSP”) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” was issued to replace the guidance set forth in paragraphs 10-18 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments” (“EITF 03-1”), with references to existing other than temporary impairment guidance. FSP FAS 115-1 is to be applied prospectively from its effective date for periods beginning after December 15, 2005. The disclosure requirements of EITF 03-1 remain in effect and are included in Note 8. Investments. This pronouncement will not materially effect the Company’s results of operations or financial position.

4.         Derivatives

Certain products (principally credit protection oriented) issued by the Company have been deemed to meet the definition of a derivative under FAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and FAS No. 149,”Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 149”). These products consist primarily of credit derivatives. In addition, the Company issued a few index-based derivative financial instruments prior to 2004. FAS 133 and FAS 149 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. FAS 133 and FAS 149 require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company had no derivatives that were designated as hedges during 2005, 2004 and 2003. The Company uses derivative instruments primarily to offer credit protection to others. The Company records these transactions at fair value. Where available, the Company uses quoted market prices to fair value these insured credit derivatives. If quoted prices are not available, particularly for senior layer collateralized debt obligations (“CDO”) and equity layer credit protection, the fair value is estimated using valuation models for each type of credit protection. These models may be developed by third parties, such as rating agency models, or may be developed internally, depending on the circumstances. These models and the related assumptions are continually reevaluated by management and enhanced, as appropriate, based upon improvements in modeling techniques and availability of more timely market information. The fair value of derivative financial instruments reflects the estimated cost to the Company to purchase protection on its outstanding exposures and is not an estimate of expected losses incurred. Due to the inherent uncertainties of the assumptions used in the valuation models to determine the fair value of these derivative products, actual experience may differ from the estimates reflected in the Company’s consolidated financial statements, and the differences may be material.

The Company records premiums received from the issuance of derivative instruments in gross written premiums and establishes unearned premium reserves and loss reserves. These loss reserves represent the Company’s best estimate of the probable losses expected under these contracts and are calculated in the same manner as the Company’s financial guaranty business. See Note 2. Significant Accounting Policies, Reserves for Losses and Loss Adjustment Expenses, for more information. Unrealized gains and losses on derivative financial instruments are computed as the difference between fair value and the total of the unearned premium reserves, losses and LAE reserve, premiums receivable, prepaid reinsurance premiums and reinsurance recoverable on ceded losses. Changes in unrealized gains and losses on derivative financial instruments are reflected in the consolidated statements of operations and comprehensive income. Cumulative unrealized gains are reflected as assets in the Company’s balance sheets. Unrealized gains and losses resulting from changes in the fair value of derivatives occur because of changes in interest rates, credit spreads, recovery rates, the credit ratings of the referenced entities and other market factors. In the event that the Company terminates a derivative contract prior to maturity as a result of a decision to exit a line of business or for risk management purposes, the unrealized gain or loss will be realized through premiums earned and losses incurred.

The Company recorded a pretax net unrealized loss on derivative financial instruments of $0.6 million for the year ended December 31, 2005, a pretax net unrealized gain on derivative financial instruments of $47.9 million for the year ended December 31, 2004 and a pretax net unrealized gain on derivative financial instruments of $48.5 million for the year ended December 31, 2003.

The following table summarizes activities related to derivative financial instruments (in thousands of U.S. dollars):

	2005	2004	2003
Balance sheets as of December 31,
Assets:
Premiums receivable	$13,687	$22,525	$—
Prepaid reinsurance premiums	900	1,044	271
Reinsurance recoverable on ceded losses	2,323	3,276	—
Unrealized gains on derivative financial instruments	28,814	29,445	—

Liabilities:
Unearned premium reserves	6,694	7,283	7,078
Reserves for losses and LAE	5,600	18,081	15,500
Unrealized losses on derivative financial instruments	—	—	18,482

Net asset (liability)—fair value of derivative financial instruments	$33,430	$30,926	$(40,789)

Statements of operations for the years ended December 31,
Net written premiums	$39,173	$36,791	$39,573
Net earned premiums	39,618	37,905	38,936
Loss and loss adjustment expenses incurred	6,839	(597)	(11,714)
Unrealized (losses) gains on derivative financial instruments	(631)	47,927	48,541

Total impact of derivative financial instruments	$45,826	$85,235	$75,763

5.         Statutory Accounting Practices

These financial statements are prepared on a GAAP basis, which differs in certain respects from accounting practices prescribed or permitted by the insurance regulatory authorities, including the Maryland Insurance Department.

The Company’s U.S. domiciled insurance companies prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the National Association of Insurance Commissioners (“NAIC”) and their respective Insurance Departments. Prescribed statutory accounting practices are set forth in the NAIC Accounting Practices and Procedures Manual. There are no permitted accounting practices on a statutory basis. The combined capital and statutory surplus of the Company’s U.S. domiciled insurance companies was $256.5 million and $236.7 million as of December 31, 2005 and 2004, respectively. The statutory combined net income of the Company’s U.S. domiciled insurance companies was $101.0 million, $103.3 million and $66.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

6.         Insurance in Force

At December 31, 2005 and 2004, net financial guaranty par in force, including insured CDS, was approximately $52.7 billion and $74.0 billion, respectively. The portfolio was broadly diversified by payment source, geographic location and maturity schedule, with no single risk representing more than 1.1% and 1.6% as of the total net par in force as of December 31, 2005 and 2004, respectively. The composition of net par outstanding by bond type was as follows:

	As of December 31,
	2005	2004
	(in billions of U.S. dollars)
Public Finance:
General obligation	$5.5	$9.7
Municipal utilities	4.7	8.5
Transportation	3.8	5.8
Tax-backed	3.2	8.4
Healthcare	2.5	3.9
Investor-owned utilities	1.5	1.8
Higher education	0.6	0.8
Structured municipal	0.6	1.1
Housing	0.5	1.0
Other public finance	0.6	0.9

Total public finance	23.5	41.9

Structured Finance:
Collateralized debt obligations	15.6	14.4
Mortgage-backed and home equity	6.2	8.8
Commercial receivables	3.9	4.2
Consumer receivables	1.7	3.1
Other structured finance	1.8	1.6

Total structured finance	29.2	32.1

Total exposures	$52.7	$74.0

Maturities for public finance obligations range from 1 to 44 years, with the typical life in the 12 to 15 year range. Structured finance transactions have legal maturities that range from 1 to 40 years with a typical life of 6 to 8 years. CDS transactions are included in all structured finance categories and tax backed and investor-owned utilities categories in public finance.

The portfolio contained exposures in each of the 50 states and abroad. The distribution of net financial guaranty par outstanding by geographic location is set forth in the following table:

	As of December 31, 2005		As of December 31, 2004
	Net par outstanding	% of Net par outstanding	Net par outstanding	% of Net par outstanding
	(in billions of U.S. dollars)
Domestic:
California	$3.5	6.6%	$5.7	7.6%
New York	2.2	4.1%	4.3	5.8%
Illinois	1.6	3.0%	2.4	3.2%
Texas	1.3	2.4%	2.5	3.3%
Florida	1.3	2.4%	2.2	3.0%
Massachusetts	1.2	2.3%	1.6	2.1%
Pennsylvania	1.0	1.9%	1.7	2.3%
New Jersey	0.8	1.5%	1.9	2.6%
Colorado	0.6	1.1%	0.8	1.1%
Washington	0.5	1.0%	1.2	1.6%
Other states	7.3	14.1%	12.0	16.2%
Mortgage and structured (multiple states)	24.1	45.8%	30.2	41.0%

Total domestic exposures	45.4	86.2%	66.5	89.8%

International:
United Kingdom	3.8	7.3%	4.0	5.4%
Australia	0.4	0.8%	0.4	0.6%
Brazil	0.3	0.6%	0.3	0.4%
Turkey	0.3	0.5%	0.1	0.2%
Ireland	0.2	0.5%	—	—
Other	2.3	4.1%	2.7	3.6%

Total international exposures	7.3	13.8%	7.5	10.2%

Total exposures	$52.7	100.0%	$74.0	100.0%

The following table sets forth the net financial guaranty par outstanding by underwriting rating:

	As of December 31, 2005		As of December 31, 2004
Ratings(1)	Net par outstanding	% of Net par outstanding	Net par outstanding	% of Net par outstanding
		(in billions of U.S. dollars)

AAA	$22.2	42.1%	$22.7	30.7%
AA	8.2	15.5%	16.0	21.6%
A	13.8	26.1%	23.7	32.1%
BBB	7.7	14.7%	10.1	13.7%
Below investment grade	0.8	1.6%	1.5	1.9%

Total exposures	$52.7	100.0%	$74.0	100.0%

(1)   These ratings represent the Company’s internal assessment of the underlying credit quality of the insured obligations. The Company’s scale is comparable to that of the nationally recognized rating agencies.

As part of its financial guaranty business, the Company insures CDS transactions written by its affiliate AG Financial Products, whereby one party pays a periodic fee in fixed basis points on a notional amount in return for a contingent payment by the other party in the event one or more defined credit events occurs with respect to one or more third party reference securities or loans. A credit event may be a nonpayment event such as a failure to pay, bankruptcy, or restructuring, as negotiated by the parties to the CDS transaction. The total notional amount of insured investment grade CDS exposure outstanding as of December 31, 2005 and 2004 and included in the Company’s financial guaranty exposure was $18.8 billion and $16.2 billion, respectively.

7.         Premiums Earned from Refunded and Called Bonds

Premiums earned include $8.5 million, $16.6 million and $18.6 million for 2005, 2004 and 2003, respectively, related to refunded and called bonds.

8.         Investments

The following summarizes the Company’s aggregate investment portfolio as of December 31, 2005:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands of U.S. dollars)
Fixed maturity securities
U.S. government and agencies	$44,786	$458	$(126)	$45,118
Obligations of state and political subdivisions	753,572	45,291	(1,139)	797,724
Corporate securities	34,417	1,512	(153)	35,776
Mortgage-backed securities	133,468	900	(1,227)	133,141
Asset-backed securities	19,078	85	(206)	18,957
Foreign government securities	16,678	266	(83)	16,861
Total fixed maturity securities	1,001,999	48,512	(2,934)	1,047,577
Short-term investments	58,864	—	—	58,864

Total investments	$1,060,863	$48,512	$(2,934)	$1,106,441

The following summarizes the Company’s aggregate investment portfolio as of December 31, 2004:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands of U.S. dollars)
Fixed maturity securities
U.S. government and agencies	$43,147	$1,172	$(145)	$44,174
Obligations of state and political subdivisions	765,500	57,650	(623)	822,527
Corporate securities	70,949	3,314	(330)	73,933
Mortgage-backed securities	197,518	3,255	(742)	200,031
Asset-backed securities	12,696	419	(24)	13,091
Foreign government securities	18,339	288	(28)	18,599
Total fixed maturity securities	1,108,149	66,098	(1,892)	1,172,355
Short-term investments	66,057	—	—	66,057

Total investments	$1,174,206	$66,098	$(1,892)	$1,238,412

Approximately 12% and 16% of the Company’s total investment portfolio as of December 31, 2005 and 2004, respectively, was composed of mortgage-backed securities (“MBS”), including collateralized mortgage obligations and commercial mortgage–backed securities. Of the securities in the MBS portfolio, approximately 63% were backed by agencies or entities sponsored by the U.S. government. As of December 31, 2005 and 2004, the weighted average credit quality of the Company’s entire investment portfolio was AA+.

The amortized cost and estimated fair value of available-for-sale fixed maturity securities as of December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in thousands of U.S. dollars)
Due within one year	$10,490	$10,521
Due after one year through five years	69,826	71,261
Due after five years through ten years	243,386	254,115
Due after ten years	544,829	578,539
Mortgage-backed securities	133,468	133,141
Total	$1,001,999	$1,047,577

Proceeds from the sale of available-for-sale fixed maturity securities were $345.8 million, $138.6 million and $240.4 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Net realized investment gains consisted of the following:

	For the Years Ended December 31,
	2005	2004	2003
	(in thousands of U.S. dollars)
Gains	$3,040	$1,300	$2,791
Losses	(2,307)	(327)	(699)

Net realized investment gains	$733	$973	$2,092

None of the realized losses in 2005, 2004 or 2003 were from other than temporary declines in a securities fair value.

The change in net unrealized gains of available-for-sale fixed maturity securities consists of:

	For the Years Ended December 31,
	2005	2004	2003
	(in thousands of U.S. dollars)

Fixed maturity securities	$(19,241)	$(4,861)	$4,998
Add: Foreign exchange translation	(1,170)	576	(12)
Less: Deferred income tax (benefit) provision	(6,734)	(1,701)	1,745

Change in net unrealized gains on fixed maturity securities	$(13,677)	$(2,584)	$3,241

The following tables summarize, for all securities in an unrealized loss position as of December 31, 2005 and 2004, the aggregate fair value and gross unrealized loss by length of time the amounts have continuously been in an unrealized loss position.

	As of December 31, 2005
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
			(in thousands of U.S. dollars)
U.S. government and agencies	$9,227	$(51)	$5,161	$(75)	$14,388	$(126)
Obligations of state and political subdivisions	84,753	(755)	12,013	(384)	96,766	(1,139)
Corporate securities	4,922	(57)	3,197	(96)	8,119	(153)
Mortgage backed securities	63,379	(1,025)	8,199	(202)	71,578	(1,227)
Asset-backed securities	13,606	(205)	419	(1)	14,025	(206)
Foreign government securities	—	—	2,550	(83)	2,550	(83)

Total	$175,887	$(2,093)	$31,539	$(841)	$207,426	$(2,934)

	As of December 31, 2004
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
			(in thousands of U.S. dollars)
U.S. government and agencies	$17,379	$(145)	$—	$—	$17,379	$(145)
Obligations of state and political subdivisions	49,052	(287)	17,243	(336)	66,295	(623)
Corporate securities	17,078	(199)	3,934	(131)	21,012	(330)
Mortgage backed securities	61,480	(332)	26,410	(410)	87,890	(742)
Asset-backed securities	4,892	(24)	—	—	4,892	(24)
Foreign government securities	2,651	(28)	—	—	2,651	(28)

Total	$152,532	$(1,015)	$47,587	$(877)	$200,119	$(1,892)

The above balances include 72 and 62 fixed maturity securities as of December 31, 2005 and 2004, respectively. The Company has considered factors such as sector credit ratings and industry analyst reports in evaluating the above securities for impairment and has concluded that these securities are not other than temporarily impaired as of December 31, 2005 and 2004.

Net investment income is derived from the following sources:

	For the Years Ended December 31,
	2005	2004	2003
	(in thousands of U.S. dollars)
Income from fixed maturity securities	$51,269	$52,422	$47,422
Income from short-term investments	1,306	775	906
Gross investment income	52,575	53,197	48,328
Less investment expenses	(1,292)	(1,129)	(1,172)

Net investment income	$51,283	$52,068	$47,156

Under agreements with its cedants and in accordance with statutory requirements, the Company maintains fixed maturity securities in trust accounts of $16.8 million and $63.8 million as of December 31, 2005 and 2004, respectively, for the benefit of reinsured companies and for the protection of policyholders, generally in states in which the Company or its subsidiaries, as applicable, are not licensed or accredited.

As part of its insured CDS business, the Company is party to certain contractual agreements that require collateral to be posted for the benefit of either party depending on ratings of the parties to the agreement and mark-to-market movements relative to applicable specified thresholds of the insured swap transactions. As of December 31, 2005 and 2004, the Company was not required to post collateral for the benefit of CDS customers.

The Company is not exposed to significant concentrations of credit risk within its investment portfolio.

No material investments of the Company were non-income producing for the years ended December 31, 2005, 2004 and 2003.

9.         Reserves for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending balances of the reserves for losses and LAE:

	For the Years Ended December 31,
	2005	2004	2003
	(in thousands of U.S. dollars)
Balance as of January 1	$118,403	$106,252	$72,650
Less reinsurance recoverable	(36,379)	—	(11,420)
Net balance as of January 1	82,024	106,252	61,230
Transfers to case reserves from portfolio reserves	14,398	558	697
Incurred losses and loss adjustment expenses pertaining to case and IBNR reserves:
Current year	10,436	305	17,170
Prior years	5,706	(16,243)	33,337
	16,142	(15,938)	50,507
Transfers to case reserves from portfolio reserves	(14,398)	(558)	(697)
Incurred losses and loss adjustment expenses pertaining to portfolio reserves	(17,516)	16,341	4,547
Total incurred losses and loss adjustment expenses	(1,374)	403	55,054
Loss and loss adjustment expenses paid and recovered pertaining to:
Current year	(44)	(13,249)	(3,284)
Prior years	(16,146)	(12,040)	(10,079)
	(16,190)	(25,289)	(13,363)
Novation of FSA financial guaranty business to AG Re	(8,540)	—	—
Foreign exchange (gain) loss on reserves	(3,839)	658	3,331
Net balance as of December 31	52,081	82,024	106,252
Plus reinsurance recoverable	11,410	36,379	—

Balance as of December 31	$63,491	$118,403	$106,252

The difference between the portfolio reserve transferred to case reserves and the ultimate case reserve recorded is included in current year incurred amounts.

The financial guaranty case basis reserves have been discounted using a rate of 6% in 2005, 2004 and 2003, resulting in a discount of $6.9 million, $18.4 million and $19.8 million, respectively.

The prior year development in 2005 of $5.7 million is primarily related to changes in credit quality and from continued runoff from maturing CDO exposures, as well as management updating its loss reserving data, as part of the Company’s normal portfolio reserve process, to include the most current rating agency default studies.

The prior year favorable development in 2004 of $16.2 million is primarily related to reduction of loss reserves associated with the exiting of certain lines of business in connection with the IPO.

The prior year adverse development in 2003 of $33.3 million is due primarily to an increase in case activity on the structured finance line of business due to credit deterioration in collateralized debt obligations assumed through reinsurance treaties.

10.       Income Taxes

In connection with the IPO, the Company and ACE Financial Services Inc. (“AFS”), a subsidiary of ACE, entered into a tax allocation agreement, whereby the Company and AFS made a “Section 338 (h)(10)” election that had the effect of increasing the tax basis of certain affected subsidiaries tangible and intangible assets to fair value. Future tax benefits that the Company derives from the election will be payable to AFS when realized by the Company.

As a result of the election, the Company has adjusted its net deferred tax liability, to reflect the new tax basis of the Company’s affected assets. The additional basis is expected to result in increased future income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company. Any tax benefit realized by the Company will be paid to AFS. Such tax benefits will generally be calculated by comparing the Company’s affected subsidiaries’ actual taxes to the taxes that would have been owed by those subsidiaries had the increase in basis not occurred. After a 15-year period, to the extent there remains an unrealized tax benefit, the Company and AFS will negotiate a settlement of the unrealized benefit based on the expected realization at that time.

The Company initially recorded a $44.1 million reduction of its existing deferred tax liability, based on an estimate of the ultimate resolution of the Section 338(h)(10) election. Under the tax allocation agreement, the Company estimated that as of the IPO date, it would pay $16.0 million to AFS and accordingly has established this amount as a liability. The initial difference, which is attributable to the change in the tax basis of certain liabilities for which there is no associated step-up in the tax basis of its assets and no amounts due to AFS, resulted in an increase to additional paid-in capital of $28.1 million. During 2005, the Company paid AFS $0.8 million, reducing the liability to $15.2 million, which is included in other liabilities on the balance sheet.

Prior to the IPO in April 2004, the Company and AVIC have historically filed U.S. income tax returns in the consolidated U.S. filing of its former shareholder. For periods after April 2004, AGC and AVIC file a consolidated federal income tax return with its shareholder, Assured Guaranty US Holdings Inc. (“AGUS”) and its other subsidiaries, AG Financial Products Inc. and AFP Transferor Inc. Each company pays its proportionate share of the consolidated federal tax burden, the proportion determined by reference to the amount a company would have been liable to pay, had such company filed on a separate return basis with current credit for net losses to the extent such losses are utilizable on a separate company basis.

The following table provides the Company’s income tax provision and effective tax rates:

	For the Years Ended December 31,
	2005	2004	2003
	(in thousands of U.S. dollars)
Current tax expense	$19,096	$17,293	$19,985
Deferred tax expense	2,665	26,164	22,618
Provision for income taxes	$21,761	$43,457	$42,603

Effective tax rate	23.5%	30.1%	28.8%

Reconciliation from the tax provision calculated at the federal statutory rate of 35% in 2005, 2004 and 2003 to the total tax is as follows:

	For the Years Ended December 31,
	2005	2004	2003
	(in thousands of U.S. dollars)
Expected tax provision at statutory rates in taxable jurisdictions	$32,445	$50,615	$51,722
Tax-exempt interest	(10,996)	(10,516)	(8,990)
Provision to filed adjustment	441	2,630	—
Other	(129)	728	(129)

Total provision for income taxes	$21,761	$43,457	$42,603

The deferred income tax liability reflects the tax effect of the following temporary differences:

	As of December 31,
	2005	2004
	(in thousands of U.S. dollars)

Deferred tax assets:
Reserves for losses and loss adjustment expenses	$12,769	$21,908
Tax and loss bonds	15,434	18,133
Tax basis step-up	13,287	15,501
Other	4,856	3,442
Total deferred income tax assets	46,346	58,984
Deferred tax liabilities:
Unrealized gains on derivative financial instruments	10,085	10,306
Deferred acquisition costs	25,702	49,117
Unearned premium reserves	14,464	15,945
Contingency reserves	15,031	19,399
Unrealized appreciation on investments	15,737	22,472

Total deferred income tax liabilities	81,019	117,239

Net deferred income tax liability	$34,673	$58,255

At December 31, 2005, the Company had current income taxes payable of $4.5 million. At December 31, 2004, the Company had an immaterial balance of current income taxes receivable, which is included in Other assets in the 2004 balance sheet.

11.       Impact of Reinsurance Transactions

To limit its exposure on assumed risks, at the time of the IPO, the Company entered into certain proportional and non-proportional retrocessional agreements with other insurance companies, primarily ACE subsidiaries, to cede a portion of the risk underwritten by the Company. In addition, the Company enters into reinsurance agreements with non-affiliated companies to limit its exposure to risk on an on-going basis.

In the event that any or all of the reinsurers are unable to meet their obligations, the Company would be liable for such defaulted amounts. Direct, assumed, and ceded amounts were as follows:

	For the Years Ended December 31,
	2005	2004	2003
	(in thousands of U.S. dollars)
Premiums Written
Direct	$73,515	$45,270	$40,992
Assumed	34,686	123,408	178,931
Ceded	(15,681)	(108,773)	36,623

Net	$92,520	$59,905	$256,546

Premiums Earned
Direct	$52,405	$40,287	$38,921
Assumed	73,414	148,099	144,526
Ceded	(21,663)	(66,375)	(8,049)

Net	$104,156	$122,011	$175,398

Loss and loss adjustment expenses
Direct	$(6,704)	$3,798	$14,464
Assumed	(4,908)	32,835	43,090
Ceded	10,238	(36,230)	(2,500)

Net	$(1,374)	$403	$55,054

The following table presents the affiliated and third party reinsurance recoverable on ceded losses and provides S&P ratings for individual reinsurers:

	As of December 31,		S&P
	2005	2004	Rating
	(in thousands of U.S. dollars)
ACE American	$8,242	$32,018	A+
Assured Guaranty Re Ltd.	3,168	4,212	AA
Other non affiliated	—	149	N/R

Reinsurance recoverable on ceded loss and LAE	$11,410	$36,379

N/R = This reinsurer is not rated by S&P.

Agreement with Financial Security Assurance Inc.

During Second Quarter 2005, the Company and Assured Guaranty Re Ltd. (“AG Re”), a subsidiary of Assured Guaranty Ltd. and an affiliate of the Company, entered into a reinsurance agreement with Financial Security Assurance Inc. (“FSA”) pursuant to which substantially all of FSA’s financial guaranty risks previously ceded to the Company (the “Ceded Business”) were assumed by AG Re.  This agreement is effective as of January 1, 2005. In connection with the transaction, the Company transferred liabilities of $169.0 million, consisting primarily of unearned premium reserves. This transaction caused 2005 net income to decrease by $4.0 million. FSA has agreed it would release the Company from all liabilities with respect to the Ceded Business.  FSA and AG Re have agreed that AG Re shall assume substantially all of the Company’s liabilities with respect to the Ceded Business. FSA may receive a profit commission on the Ceded Business based on its future performance.

12.       Insurance Regulations

The Company is a Maryland domiciled insurance company. Under Maryland’s 1993 revised insurance law, the amount of surplus available for distribution as dividends is subject to certain statutory provisions, which generally prohibit the payment of dividends in any twelve-month period in an aggregate amount exceeding the lesser of 10% of surplus or net investment income (at the preceding December 31) without prior approval of the Maryland Commissioner of Insurance. The amount available for distribution from the Company during 2006 with notice to, but without prior approval of, the Maryland Commissioner of Insurance under the Maryland insurance law is approximately $25.6 million. During the year ended December 31, 2005, the Company declared and paid $4.3 million in dividends to AGUS. During the year ended December 31, 2003, the Company paid $10.0 million in dividends to ACE Financial. There were no such dividends paid in 2004. Under Maryland insurance regulations, the Company is required at all times to maintain a minimum surplus of $750,000.

The Company has committed to its rating agencies that it will not pay more than $10.0 million per year in dividends, without prior consultation.

13.       Related Party Transactions

Expense Sharing Agreements

During the time the Company was a subsidiary of ACE, it was party to a number of service agreements with subsidiaries of ACE under which either the Company provided services to subsidiaries of ACE, or they provided services to the Company. Since the IPO, many of these service agreements have been terminated, though some still remain in place. A summary of the service agreements is summarized below:

ACE has historically provided certain general and administrative services to the Company. Those services have included information technology (“IT”) related services, tax consulting and preparation services, internal audit services and a liquidity facility line of credit. Expenses included in the Company’s financial statements related to these services were $0.5 million, $0.5 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005 and 2004 the only services performed under this agreement are IT related and tax consulting and preparation services.

The Company provided a variety of administrative services to ACE American Insurance Company, ACE Asset Management Inc. and ACE Financial Services, including human resources, legal, data processing, accounting, tax and financial planning. The aggregate fees recorded under these services agreements for the years ended December 31, 2004 and 2003 were $0.1 million and $3.4 million, respectively. As of the IPO, these agreements was terminated.

In addition to these administrative services agreements, the Company had entered into an employee leasing agreement with an affiliate, AG Re. Under this agreement, effective in 2001, the Company provided staffing services and was reimbursed for compensation costs. For the year ended December 31, 2003, the Company was reimbursed approximately $9.6 million under this employee leasing agreement. As of December 31, 2003, this agreement was terminated.

The Company was party to an intercompany service agreement, effective in 2001, with ACE Asset Management whereby ACE Asset Management provided investment services such as determining asset allocation and reviewing performance of external investment managers. For the year ended December 31, 2003, the Company incurred expenses of approximately $0.2 million, while in 2004 the Company recorded an immaterial expense under this intercompany service agreement. As of the IPO date, this agreement has been terminated.

Reinsurance Agreements

In September 2001, the Company entered into an excess of loss reinsurance agreement with ACE Bermuda which was effective January 1, 2001. Under the terms of the agreement, the Company paid $52.5 million in premium in two installments of $27.5 million and $25.0 million in September 2001 and March 2002, respectively, for a 10-year cover with a $150.0 million limit. In June 2003, this agreement was commuted and the unearned premium of $39.8 million, loss reserves of $12.5 million and profit commission of $1.5 million were returned to the Company. This agreement was not replaced with a third party reinsurance contract. The Company ceded losses of $2.5 million in 2003 under this cover.

The Company cedes business to affiliated entities under certain reinsurance agreements. Amounts deducted from the premiums, losses and commissions in 2005, 2004 and 2003 for reinsurance ceded to affiliates are reflected in the table below.

(in thousands of U.S. dollars)	2005	2004	2003
Ceded Activity
Written premiums	$(2,521)	$107,085	$(38,409)
Earned premiums	19,003	63,763	4,715
Losses and LAE incurred	(1,044)	36,230	2,839
Commissions incurred	2,007	10,826	57
Unearned premium reserves	23,910	45,435	2,113
Unpaid losses and LAE	3,168	24,160	—

The Company also writes business with affiliated entities under insurance and reinsurance agreements. The approximate amounts included in premiums, losses and commissions in 2005, 2004 and 2003 for business assumed from affiliates are reflected in the table below.

(in thousands of U.S. dollars)	2005	2004	2003
Gross Activity
Written premiums	$43,929	$41,623	$51,637
Earned premiums	44,668	52,819	53,512
Losses and LAE incurred	(4,855)	(291)	701
Commissions incurred	169	2,495	1,340
Unearned premium reserves	(2,015)	(1,277)	9,920
Unpaid losses and LAE	(6,821)	(1,578)	—

Non-Cash Capital Contributions

During 2004, ACE contributed capital of $1.6 million to the Company. This was a non-cash contribution. The capital contribution relates to the accelerated vesting of options to purchase ordinary shares. See Note 2 for more details.

14.       Commitments and Contingencies

The Company is party to various lease agreements. As of December 31, 2005, future minimum rental payments under the terms of these operating leases for office space are $2.1 million for years 2006 and 2007, $2.0 million for the year 2008, $0.5 million for the year 2009 and none thereafter. These payments are subject to escalations in building operating costs and real estate taxes. Rent expense for the years ended December 31, 2005, 2004 and 2003 was approximately $2.0 million, $2.1 million and $3.2 million, respectively.

Lawsuits arise in the ordinary course of the Company’s business. It is the opinion of the Company’s management, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company’s results of operations or liquidity in a particular quarter or fiscal year.

In April 2005, the Company received a Notice of Order to Preserve (“Order”) from the Office of the Commissioner of Insurance, State of Georgia (“Commissioner”). The Order was directed to “ACE Limited, and all affiliates” and requires the preservation of documents and other items related to “finite insurance” and a broad group of other insurance and reinsurance agreements. Also in April, the Company, and numerous other insurers, received a subpoena from the Commissioner related to the “initial phase” of the Commissioner’s investigation into “finite-risk” transactions. The subpoena requests information on the Company’s assumed and ceded reinsurance contracts in force during 2004. The Company is cooperating with the Commissioner.

In the ordinary course of their respective businesses, certain of the Company’s subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods. The amounts, if any, the Company will recover in these proceedings are uncertain, although recoveries in any one or more of these proceedings during any quarter or fiscal year could be material to the Company’s results of operations in that particular quarter or fiscal year.

The Company is party to reinsurance agreements with all of the major monoline primary financial guaranty insurance companies. The Company’s facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements after which the Company would be released from liability with respect to the ceded business. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

15.       Concentrations

The Company’s client base includes all of the major monoline primary financial guaranty insurance companies, many banks and several European insurance and reinsurance companies. Of the Company’s total gross premiums written for the year ended December 31, 2005 34.4% and 13.5% came from AG Financial Products, Inc., an affiliate of the Company, and Municipal Bond Investors Assurance Company (“MBIA”), respectively. Of the Company’s total gross premiums written for the year ended December 31, 2004, 27.7%, 15.7% and 13.0% came from FSA, MBIA and Ambac Assurance Corporation, respectively. In addition, 20.6% of the Company’s total gross premiums written during 2004 came from AG Financial Products, Inc. Of the Company’s total gross premiums written for the year ended December 31, 2003, 27.7% and 16.0% came from MBIA and FSA, respectively. No other client represented more than 10% of the Company’s total gross premiums written for the years ended December 31, 2005, 2004 and 2003.

16.       Credit Facilities

$300.0 million Credit Facility

On April 15, 2005, Assured Guaranty Ltd. and certain of its subsidiaries entered into a $300.0 million three-year unsecured revolving credit facility (the “$300.0 million credit facility”) with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America, N.A. acted as lead arrangers and KeyBank National Association (“KeyBank”) acted as syndication agent. Under the $300.0 million credit facility, each of the Company, AG (UK),

Assured Guaranty Ltd., AG Re and AGRO are entitled to request the banks to make loans to such borrower or to request that letters of credit be issued for the account of such borrower. The $300.0 million credit facility replaced the $250.0 million credit facility, discussed below.

The proceeds of the loans and letters of credit are to be used for working capital and other general corporate purposes of the borrowers and to support reinsurance transactions.

At the closing of the $300.0 million credit facility, (i) the Company guaranteed the obligations of AG (UK) under such facility, (ii) Assured Guaranty Ltd. guaranteed the obligations of AG Re and AGRO under such facility and agreed that, if the Company Consolidated Assets (as defined in the related credit agreement) of the Company and its subsidiaries were to fall below $1.2 billion, it would, within 15 days, guarantee the obligations of the Company and AG (UK) under such facility and (iii) Assured Guaranty Overseas US Holdings Inc., as a Material Non-AGC Subsidiary (as defined in the related credit agreement), guaranteed the obligations of Assured Guaranty Ltd., AG Re and AGRO under such facility. Subsequently, AG Re and AGRO, as Material Non-AGC Subsidiaries, both guaranteed the obligations of the other and of Assured Guaranty Ltd. under such facility.

The $300.0 million credit facility’s financial covenants require that Assured Guaranty Ltd. (a) maintain a minimum net worth of $1.2 billion, (b) maintain an interest coverage ratio of at least 2.5:1, and (c) maintain a maximum debt-to-capital ratio of 30%. In addition, the $300.0 million credit facility requires that the Company: (x) maintain qualified statutory capital of at least 80% of its statutory capital as of the fiscal quarter prior to the closing date of the facility and (y) maintain a ratio of aggregate net par outstanding to qualified statutory capital of not more than 150:1. Furthermore, the $300.0 million credit facility contains restrictions on Assured Guaranty Ltd. and its subsidiaries, including, among other things, in respect of their ability to incur debt, permit liens, become liable in respect of guaranties, make loans or investments, pay dividends or make distributions, dissolve or become party to a merger, consolidation or acquisition, dispose of assets or enter into affiliate transactions. Most of these restrictions are subject to certain minimum thresholds and exceptions. A default by one borrower will give rise to a right of the lenders to terminate the facility and accelerate all amounts then outstanding. As of December 31, 2005, Assured Guaranty was in compliance with all of those financial covenants.

As of December 31, 2005, no amounts had been drawn under this credit facility nor have there been any borrowings under this facility.

$250.0 million Credit Facility

On April 29, 2004, the Company entered into a $250.0 million unsecured credit facility (“$250.0 million credit facility”), with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America, N.A. acted as co-arrangers. Each of Assured Guaranty Ltd., the Company and AG (UK)was a party as borrower. The $250.0 million credit facility was terminated and replaced by the $300.0 million credit facility discussed above.

The $250.0 million credit facility was a 364-day facility available for general corporate purposes. As of its termination, no amounts were outstanding under this facility nor had there been any borrowings under the life of this facility.

Non-Recourse Credit Facility

The Company is also party to a non-recourse credit facility with a syndicate of banks which provides up to $175.0 million specifically designed to provide rating agency-qualified capital to further support the Company’s claims paying resources. This facility expires in December 2010. As of December 31, 2005 and December 31, 2004, no amounts were outstanding under this facility nor have there been any borrowings under the life of this facility.

The Company’s failure to comply with certain covenants under the Company’s credit facilities could, subject to grace periods in the case of certain covenants, result in an event of default. This could require the Company to repay any outstanding borrowings in an accelerated manner.

Committed Capital Securities

On April 8, 2005, the Company entered into four separate agreements with four different unaffiliated custodial trusts pursuant to which the Company may, at its option, cause each of the custodial trusts to purchase up to $50.0 million of perpetual preferred stock of the Company. The custodial trusts were created as a vehicle for providing capital support to the Company by allowing the Company to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option. If the put options were exercised, the Company would receive $200.0 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims. The put options were not exercised during 2005. Initially, all of the CCS Securities were issued to a special purpose pass-through trust (the “Pass-Through Trust”). The Pass-Through Trust is a newly created statutory trust organized under the Delaware Statutory Trust Act formed for the purposes of (i) issuing $200,000,000 of Pass-Through Trust Securities to qualified institutional buyers within the meaning of Rule 144A under the Securities Act of 1933, as amended, (ii) investing the proceeds from the sale of the Pass-Through Trust Securities in, and holding, the CCS Securities issued by the Custodial Trusts and (iii) entering into related agreements. Neither the Pass-Through Trust nor the Custodial Trusts are consolidated in Assured Guaranty’s financial statements.

For the year ended December 31, 2005, the Company has incurred $3.7 million of fees associated with the committed capital securities consisting of $2.0 million of one-time investment banking fees incurred during Second Quarter 2005 and $1.7 million of put option premiums which are on-going. These expenses are presented in the Company’s consolidated statements of operations and comprehensive income under other expense.

17.       Employee Benefit Plans

Defined Contribution Plan

Prior to the IPO, the Company’s officers and employees participated in ACE’s long-term incentive plans. The Company’s officers and employees have been covered under additional benefit plans, including retirement programs providing 401(k) plan benefits, health and life insurance benefits; medical, dental and vision benefits for active employees; disability and life insurance protection; and severance. These additional benefits have been provided to the Company’s employees and officers who work in the United States by plans maintained by the Company and to the Company’s employees and officers who work in the United Kingdom through plans maintained by ACE covering ACE employees in that location. Since the completion of the IPO, the Company’s United States officers and employees have been covered by benefit plans established by the Company. Employees located in the United Kingdom continue to participate in the ACE benefit plans in which they participated prior to the IPO until December 31, 2004 and now participate in plans maintained by the Company.

The Company maintains savings incentive plans, which are qualified under Section 401(a) of the Internal Revenue Code. The U.S. savings incentive plan is available to all full-time employees with a minimum of six months of service. Eligible participants may contribute a percentage of their salary subject to a maximum of $14,000 for 2005. Contributions are matched by the Company at a rate of 100% up to 7% of the participant’s compensation, subject to IRS limitations. In addition, the Company may contribute an additional amount to eligible employees’ savings incentive plan accounts at the discretion of the Board of Directors. For 2005, the Company made a discretionary contribution equal to 5% of the compensation of eligible participants, which discretionary contribution was made to a U.S. savings incentive plan up to the amount permitted by IRS limits, with amounts in excess of those permitted by the IRS limits contributed to the U.S. nonqualified plan. Participants generally vest in Company contributions at a rate of 33.3% per year starting with the completion of one year of service. Beginning January 1, 2006, the Company has amended the U.S. savings incentive plan. The amendments include matching employee contributions up to 6%, subject to IRS limitations, with an additional 6% contribution up to the amount permitted by IRS limits, with amounts in excess of those permitted by the IRS limits contributed to the U.S. nonqualified plan, regardless if the employee contributes to the plan. In addition, employees will be fully vested after 1 year of service, as defined in the plan and plan eligibility is immediate upon hire. The Company contributed approximately $0.9 million in 2005, $0.7 million in 2004 and $0.5 million in 2003 in nondiscretionary contributions under these plans. Total discretionary expense amounted to approximately $0.7 million in 2005, $0.8 million in 2004 and $0.7 million in 2003.

Employee Stock Purchase Plan

In January 2005, Assured Guaranty Ltd. initiated the Assured Guaranty Ltd. Employee Stock Purchase Plan (the “Stock Purchase Plan”) in accordance with Internal Revenue Code Section 423. The Stock Purchase Plan was approved by Assured Guaranty’s shareholders at the 2005 Annual General Meeting. Participation in the Stock Purchase Plan is available to all eligible employees of the Company. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant’s compensation or $25,000, whichever is less. Participants may purchase shares at a purchase price equal to 85 percent of the lesser of the fair market value of the stock on the first day or the last day of the subscription period. Assured Guaranty reserved and made available for issuance and purchases under the Plan 100,000 shares of its common stock. AGC’s employees purchased 14,178 shares for aggregate proceeds of approximately $0.3 million in the year ended December 31, 2005. Effective January 1, 2006, the Company will begin recognizing compensation expense for its employee stock purchase plan in accordance with FAS 123R. See Note 3. Recent Accounting Pronouncements, for more information.

18.       Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments. These determinations were made based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market date to develop the estimates and therefore, they may not necessarily be indicative of the amount the Company could realize in a current market exchange.

Fixed Maturity Securities

The fair value for fixed maturity securities shown in Note 8 is based on quoted market prices.

Cash and Short-Term Investments

The carrying amount reported in the balance sheet for these instruments is cost, which approximates fair value due to the short-term maturity of these instruments.

Unearned Premium Reserves

The fair value of the Company’s unearned premium reserves is based on the estimated cost of entering into a cession of the entire portfolio with third party reinsurers under current market conditions. This figure was determined by using the statutory basis unearned premium reserves, net of deferred acquisition costs.

Financial Guaranty Installment Premiums

The fair value is derived by calculating the present value of the estimated future cash flow stream discounted at 6.0%.

	As of December 31, 2005		As of December 31, 2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		(in thousands of U.S. dollars)
Assets:
Fixed maturity securities	$1,047,577	$1,047,577	$1,172,355	$1,172,355
Cash and short-term investments	58,864	58,864	68,823	68,823
Liabilities:
Unearned premium reserves	196,435	254,113	369,320	299,075
Off-Balance Sheet Instruments:
Financial guaranty installment premiums	—	188,157	—	267,776

19.       Segment Reporting

The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and could take the form of a credit derivative; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes trade credit reinsurance in which the Company is no longer active and the impact of affiliate reinsurance transactions that were purchased by management for the benefit of all the Company’s reporting segments.

The Company does not segregate assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates operating expenses to each segment based on a comprehensive cost study. During 2005 the Company implemented a new operating expense methodology to more closely apply expenses to the individual operating segments starting with 2004, the year of the IPO. This new methodology was based on a comprehensive cost study. The prior allocation was based on segment net earned premium. Basing the allocation on earned premium for 2005 and 2004 would have caused the financial guaranty reinsurance segment to receive a disproportionate amount of the expenses. 2004 amounts have been adjusted to reflect this new allocation. The earned premium allocation methodology was kept for 2003, as the current business strategy of focusing on direct business was not in place in 2003 and thus the net earned premium allocation methodology allocated an appropriate amount of operating expense to the segments. The other segment received proportional share of operating expenses up to the IPO date. From the IPO date, the other segment was not allocated operating expenses. Management uses underwriting gains and losses as the primary measure of each segment’s financial performance.

The following table summarizes the components of underwriting gain (loss) for each reporting segment:

	Year Ended December 31, 2005
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
		(in millions of U.S. dollars)
Gross written premiums	$80.0	$25.8	$2.3	$108.2
Net written premiums	62.5	30.1	—	92.5
Net earned premiums	48.2	55.9	—	104.2
Loss and loss adjustment expenses	(5.7)	4.3	—	(1.4)
Profit commission expense	—	0.7	—	0.7
Acquisition costs	3.6	23.5	—	27.1
Other operating expenses	24.0	8.7	—	32.7

Underwriting gain	$26.3	$18.7	$—	$45.1

	Year Ended December 31, 2004
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
		(in millions of U.S. dollars)
Gross written premiums	$54.9	$96.6	$17.2	$168.7
Net written premiums	43.7	53.3	(37.1)	59.9
Net earned premiums	41.0	95.5	(14.5)	122.0
Loss and loss adjustment expenses	1.5	16.3	(17.4)	0.4
Profit commission expense	—	1.1	(0.1)	1.0
Acquisition costs	0.2	32.2	1.9	34.3
Other operating expenses(1)	21.4	12.6	2.6	36.6

Underwriting gain (loss)	$18.0	$33.3	$(1.5)	$49.7

(1) Excludes $4.7 million of operating expenses, included in other operating expenses in the consolidated statements of operations and comprehensive income, related to the accelerated vesting of stock awards at the IPO date.

	Year Ended December 31, 2003
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
		(in millions of U.S. dollars)
Gross written premiums	$52.4	$122.8	$44.7	$219.9
Net written premiums	47.9	124.8	83.8	256.5
Net earned premiums	48.6	88.2	38.6	175.4
Loss and loss adjustment expenses	14.5	21.4	19.2	55.1
Profit commission expense	—	1.4	0.2	1.6
Acquisition costs	3.2	29.8	13.6	46.6
Other operating expenses	6.5	11.8	5.1	23.4

Underwriting gain	$24.4	$23.8	$0.5	$48.7

The following is a reconciliation of total underwriting gain to income before provision for income taxes for the years ended:

	December 31,
	2005	2004	2003
	(in millions of U.S. dollars)
Total underwriting gain	$45.1	$49.7	$48.7
Net investment income	51.3	52.1	47.2
Net realized investment gains	0.7	1.0	2.1
Unrealized (losses) gains on derivative financial instruments	(0.6)	47.9	48.5
Other income	—	0.2	1.3
Accelerated vesting of stock awards	—	(4.7)	—
Other expense	(3.7)	(1.6)	—

Income before provision for income taxes	$92.7	$144.6	$147.8

The following table provides the lines of businesses from which each of the Company’s three reporting segments derive their net earned premiums:

	Years Ended December 31,
	2005	2004	2003
	(in millions of U.S. dollars)
Financial guaranty direct:
Public finance	$2.2	$0.2	$—
Structured finance	46.0	40.8	48.6

Total	48.2	41.0	48.6

Financial guaranty reinsurance:
Public finance	32.5	48.7	51.3
Structured finance	23.4	46.8	36.9

Total	55.9	95.5	88.2

Other:
Trade credit reinsurance	—	(14.5)	41.6
Affiliate reinsurance	—	—	(3.0)

Total	—	(14.5)	38.6

Total net earned premiums	$104.2	$122.0	$175.4

The following table summarizes the Company’s gross written premiums by geographic region. Allocations have been made on the basis of location of risk.

	Years Ended December 31,
	2005		2004		2003
	(in millions of U.S. dollars)
North America	$101.7	94.0%	$148.2	87.9%	$183.9	83.6%
United Kingdom	3.4	3.1%	4.8	2.9%	9.2	4.2%
Europe	3.0	2.8%	12.9	7.6%	26.2	11.9%
Australia	0.3	0.3%	2.1	1.2%	0.6	0.3%
Other	(0.2)	(0.2)%	0.7	0.4%	—	—

Total	$108.2	100.0%	$168.7	100.0%	$219.9	100.0%

20.       Exposure to Hurricane Katrina

The Company’s net par outstanding on public finance exposures in counties designated by the Federal Emergency Management Agency for both individual and public assistance in the states of Louisiana, Mississippi and Alabama totals $84.4 million, and of that amount $61.9 million is in Greater New Orleans (comprised of Orleans, St. Bernard and Jefferson parishes). The entire exposure comes through the Company’s reinsurance segment. As of December 31, 2005 the Company has recorded $1.0 million in portfolio reserves, but has not recorded any case reserves for this event, as no case reserves have been reported to the Company by any of its ceding company clients. In addition, only five claims have been paid, in the amount of $0.1 million, all of which were fully recovered. The Company has added 1 credit with net par outstanding of $0.7 million to Category 1 of its Closely Monitored Credits (“CMC”) list and 5 credits with net par outstanding of $28.3 million to Category 2 of the CMC list related to Hurricane Katrina. Nonetheless, significant uncertainty exists with regard to both the probability of defaults occurring and the loss severities that will apply to any defaults that do occur. The Company’s surveillance department is actively monitoring specific exposures in coordination with its reinsurance clients and will continue to assess the impact of Hurricane Katrina on the credit quality of the Company’s portfolio.